Statements of Financial Position
[Unaudited]

LPBP Inc.
Financial Statements
April 30, 2014
(Unaudited)

Notice to Reader:

The accompanying unaudited financial statements of LPBP Inc. for the period ended April 30, 2014 have been prepared by management and approved by the Audit Committee of the Company. These statements have not been reviewed by the Company’s independent auditors.

Sincerely,

John Anderson
CFO
June 10th, 2014

 LPBP Inc. Interim Report April 30, 2014
[unaudited]

Statements of Financial Position
[Unaudited]

As at	April 30	October 31
[Thousands of Canadian dollars]	2014	2013
Assets
Cash	$81	$143
Other receivables (Note 3)	6	12
Total Assets	$87	$155

Equity and Liabilities
Common shares – Class A	$-	$-
Common shares – Class B (Note 4)	273	273
Deficit	(190)	(137)
Total equity	83	136

Current liabilities
Accounts payable and accrued liabilities	$4	$19
Total current liabilities	4	19

Total Equity and Liabilities	$87	$155

The accompanying notes form an integral part of these interim consolidated financial statements.

 LPBP Inc. Interim Report April 30, 2014
[unaudited]

Statements of Loss and Comprehensive Loss
[Unaudited]

	Three months ended April 30		Six months ended April 30
[Thousands of Canadian dollars, except per share amounts]	2014	2013	2014	2013

General and administration expenses	$(46)	$(47)	$(53)	$(53)
Net loss and comprehensive loss	$(46)	$(47)	$(53)	$(53)
Earnings per share, basic and diluted (Note 5)	$-	$-	$-	$-

The accompanying notes form an integral part of these interim consolidated financial statements.

Statements of Changes in Equity
[Unaudited]

	Three months ended April 30		Six months ended April 30
[Thousands of Canadian dollars]	2014	2013	2014	2013

Deficit beginning of period	$(144)	(53)	(137)	(47)
Net loss and comprehensive loss	(46)	(47)	(53)	(53)
Deficit end of period	$(190)	(100)	(190)	(100)

The accompanying notes form an integral part of these interim consolidated financial statements.

 LPBP Inc. Interim Report April 30, 2014
[unaudited]

Statements of Cash Flows
[Unaudited]

	Three months ended April 30		Six months ended April 30
[Thousands of Canadian dollars]	2014	2013	2014	2013
Operating activities
Net loss for the period	$(46)	(47)	(53)	(53)
Changes in non-cash working capital balances relating to operations:
Other receivables	(4)	(1)	6	20
Accounts payable and accrued liabilities	(15)	5	(15)	5
Cash used in operating activities	(65)	(43)	(62)	(28)
Cash position, beginning of period	146	226	143	211
Cash position, end of period	$81	183	81	183

The accompanying notes form an integral part of these interim consolidated financial statements.

 LPBP Inc. Interim Report April 30, 2014
[unaudited]

Notes to Financial Statements
[unaudited]
[All amounts in thousands of Canadian dollars, except where noted]

1.	Nature of Operations

Effective May 1, 2004, LPBP Inc. (“LPBP” or the “Company” and which was previously named Hemosol Inc.) entered into an agreement with Nordion Inc. (“Nordion” and which was previously named MDS Inc.) which resulted in a reorganization of the Company’s business (the “Blood Products Business”) and the Ontario clinical laboratories services business (“Labs LP”) of Nordion pursuant to a plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario). After the Arrangement, shareholders, other than Nordion, held 0.44% of the equity shares and 53.1% of the voting shares of the Company. Nordion, a related party, held 99.56% of the equity shares of the Company and 46.9% of the voting shares of the Company.

On October 4, 2006, Nordion agreed to sell its Canadian diagnostics business in a transaction valued at $1.3 billion. Nordion’s Canadian diagnostics business included its general partnership interest in the business of Labs LP. To effect this transaction, MDS Laboratory Services Inc. (“MDS Labs”), the general partner of Labs LP, proposed the sale by Labs LP of the business and assets associated with the labs business (the “Partnership Sale”). The Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

On February 23, 2007, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million.  As a result of the Partnership Sale, Labs LP was dissolved.  Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $156 million were transferred in February 2007 to be held by Nordion in trust for the benefit of the Company.  The Company was entitled to the funds held by Nordion to fund its day- to -day operations including the payment of income taxes as well as dividends. During 2009, the remaining balance of funds held by Nordion was remitted to the Company, so no amount was being held by Nordion at April 30, 2014.

The Company has no ongoing operations.

2.	Basis of Presentation

The Ontario Securities Commission (OSC) requires an entity to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  IFRS also requires an entity to make an explicit and unreserved statement in those financial statements of compliance with IFRS.  These interim financial statements are expressed in Canadian dollars and are in compliance with International Accounting Standard 34 Interim Financial Reporting.

3.	Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

Financial Instruments
The Company has classified its cash as held-for-trading.  Accounts payable and accrued liabilities have been classified as other financial liabilities, which are measured at amortized cost.

Other Receivables
Represents HST receivable ($4K) and income tax receivable ($1.5K) as at April 30, 2014.

Taxation
The Company follows the liability method of income tax allocation. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using substantively enacted tax rates and laws that  are expected to be in effect when the differences are expected to reverse.

Use of accounting estimates
The financial statements are prepared in conformity with IFRS.  In certain cases, the Company’s management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods presented. Actual results could differ from estimates made by management.

4.	Share Capital

Authorized
Unlimited number of Class A Shares, without par value; one vote per share, with limited issuance subsequent to May 2004.

Unlimited number of Class B Non-Voting Shares

Summary of Issued Share Capital:
(Number of shares in thousands)	Common Shares
	Number		April 30 2014	October 31 2013
Shares Issued – Class A Shares Issued – Class B	94,468 11,134,649	$	- 273	- 273
Closing balance	11,229,117		$273	273

The Company did not repurchase or cancel any issued shares for the periods ended April 30, 2014 and October 31, 2013.

5.	Earnings per Share

The weighted average number of shares for all periods is 11,229,117,000. The basic and diluted earnings per share for the six months ended April 30, 2014 and 2013 were negligible.

6.	Related Party Transactions

Nordion is a related party of the Company and the transactions with Nordion and its affiliates are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Periodically Nordion will pay expenses on behalf of the Company and be reimbursed at a later date.

As at April 30, 2014, amounts owed to Nordion and included in accounts payable and accrued liabilities were nil (nil as at October 31, 2013).

 LPBP Inc. Interim Report April 30, 2014
[unaudited]